IGR

June 19, 2006

Securities & Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

    ATTENTION: Yolanda Crittendon

Dear Madam:

RE: FILE # 000-50103, Form 8K Filed June 13, 2006

We refer to your letter dated June 15, 2006 in respect of the Form 8K filed June 13, 2006 and hereby acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of United States.

Yours truly,

/s/ Roland Vetter

Roland Vetter

President